51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Aduro Clean Technologies Inc. (the "Company" or "Aduro")
542 Newbold St.
London, Ontario, Canada, N6E 2S5

Item 2 Date of Material Change

June 17, 2024

Item 3 News Release

The news release dated June 18, 2024 was disseminated via GlobeNewswire.

Item 4 Summary of Material Change

The Company closed a non-brokered private placement offering of units (the "LIFE Offering"), whereby the Company issued an aggregate of 2,711,077 units (the "Units") at a price of $1.30 per Unit for aggregate gross proceeds of C$3,524,400.10.

Each Unit consists of one (1) common share in the capital of the Company (each, a "Common Share") and one-half (1/2) of one Common Share purchase warrant (each whole warrant, a "Warrant"). Each Warrant is exercisable into one (1) Common Share (each, a "Warrant Share") at a price of $1.60 per Warrant Share for a period of two (2) years from the date of issuance, subject to an acceleration right (the "Acceleration Right"). Pursuant to the Acceleration Right, if the Common Shares have a closing price on the Canadian Securities Exchange (the "CSE") (or such other securities exchange on which the Common Shares may be traded at such time) of $1.90 or greater per Common Share for a period of ten (10) consecutive trading days at any time after the issuance of the Warrants, then the Company may accelerate the expiry date of the Warrants by giving notice to the holders thereof (by disseminating a news release advising of the acceleration of the expiry date of the Warrants) and, in such case, the Warrants will expire on the thirtieth (30th) day after the date of such notice.

The Company paid an aggregate of $144,053.91 in cash and 74,059 finder's warrants (the "Finder's Warrants") to Research Capital Corporation, Red Cloud Securities Inc., Ventum Financial Corp., Designed Securities Ltd. and Uniq Capital. The Finder's Warrants are exercisable at $1.60 per Share for a period of two (2) years from the Closing Date.

The proceeds of the LIFE Offering will be used to fund the research and development of the Company's chemical recycling technologies and for general administrative and working capital expenses.

The Units were sold to purchasers resident in Canada and other qualifying jurisdictions pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 - Prospectus Exemptions (the "Listed Issuer Financing Exemption"). Since the LIFE Offering was completed pursuant to the Listed Issuer Financing Exemption, the securities issued in the LIFE Offering were not subject to a hold period pursuant to applicable Canadian securities laws. The Finder's Warrants are subject to a hold period of four months and one day from the date of issuance.

None of the securities sold in connection with the LIFE Offering were or will be registered under the United States Securities Act of 1933, as amended. Further, none of these securities were offered or sold in the United States. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Item 5 Full Description of Material Change

The material change is fully described in Item 4 above and in the news release which has been filed on SEDAR+.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

None

Item 8 Executive Officer

Mena Beshay, Chief Financial Officer
Telephone: 226-784-8889

Item 9 Date of Report

June 27, 2024